UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                               January                               , 20 07
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934          Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date January 30, 2007	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

     INFORMATION TO THE SHAREHOLDERS

Based on Bapepam-LK Rule No. IX.E.1 on Conflict of Interest Transaction
The Board of Directors and the Board of Commissioners of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) jointly and severally are fully responsible for the correctness of all information stated in this information to the Shareholders and after careful examination confirm that to the best of their knowledge and belief there is no material information that has not been disclosed that could cause the information presented herein to the Shareholders to be incorrect or misleading.
PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk.
Domiciled in Bandung, Indonesia
Line of Business:
Telecommunication Business

Head Office Jl. Japati No. 1 Bandung 40133 Phone +62 (022) 452 1108, 452 7252 Fax +62 (022) 720 3247	Investor Relations Office Grha Citra Caraka 5th floor Jl. Gatot Subroto No. 52 Jakarta 12710 Phone +62 (021) 521 5109 Fax +62 (021) 522 0500
This information to the Shareholders contains information on the proposed plan to implement EMSOP (Employee & Management Stock Option Plan) Program that can be exercised against the shares that have been repurchased (Share Buyback) by the Company based on Extraordinary General Meeting of Shareholders resolution on 21 December 2005. This information to the Shareholders replaces the information to the shareholders published in daily newspapers Bisnis Indonesia, Investor Daily and The Jakarta Post on 28 December 2006 as amended by information published in Bisnis Indonesia and Investor Daily on 29 December 2006.
The transaction is a conflict of interest transaction based on Rule IX.E.1 on Conflict of Interest Transactions, Attachment to the Chairman of Bapepam-LK Decision No. Kep. 84/PM/1996 dated 24 January 1996 as lastly amended by Chairman of Bapepam-LK Decision No. Kep. 32/PM/2000 dated 22 August 2000 (Rule IX.E.1).
The Extraordinary General Meeting of Shareholders of the Company (“EGM”) will be held on 28 February 2007 at 14.00 WIB at Grha Citra Caraka Jl Gatot Subroto Jakarta. The Announcement of EGM was published in daily newspapers Bisnis Indonesia, Investor Daily and The Jakarta Post on 28 December 2006 as amended by Announcement EGM Postponement in the same daily newspapers on 10 January 2007 and the Notice of EGM will be published in the same daily newspapers on 13 February 2007.

If you are in doubt of any aspects of this information to the Shareholders or as to the actions you should take, you should consult your Investment Adviser or other Professional Advisers.

Definition and Abbreviation

ADR	American Depository Receipt

Affiliation	(a) Family relationship by marriage and descendant up to the second level, horizontal as well as vertical;
(b) relationship between the Party and employees, directors or commissioners of the Party;
(c) relationship between 2 (two) companies with one or more common member of the board directors or board of commissioners;
(d) Relationship between the company and the Party, directly and/or indirectly controlling or controlled by the company;
(e) Relationship between 2 (two companies controlled, directly and/or indirectly by the same Party, or
(f) Relationship between the company and the main shareholder.

Subsidiary	A company in which the Company owns more than 50% of the total capital or shares.

Bapepam-LK	The Capital Market and Financial Institution Supervisory Agency.

Conflict of Interest	The difference between the economic interests of the Company and the personal economic interest of a director, commissioner, main shareholder of the Company or an affiliated party of the director, commissioner or main shareholder.

BEJ	Jakarta Stock Exchange

BES	Surabaya Stock Exchange

EMSOP	Employee and Management Stock Option Plan

Option	The right granted to the Entitled Participants as a part of the EMSOP program to purchase shares of the Company at a certain time and at a certain price level.

Entitled Participants	Members of the Board of Directors of the Company, and employees who are permanent employees of the Company with years of service of at least 1 (one) year before grant date whether seconded or working in other entities or government agencies, as well as the members of the Board of Directors of Subsidiaries and members of the Board of Directors of Affiliated Companies, who are nominated by the Company and who are in office at the time this EMSOP program is implemented.

NYSE	New York Stock Exchange

Shareholder	The Company’s Shareholders

Independent Shareholders	The Company’s Shareholders who do not have Conflicts of Interest in the intended Transaction, and/or are not affiliated parties of the directors, commissioners or main shareholders of the Company which has Conflicts of Interest in the EMSOP transaction.

Rule IX.E.1	Rule No. IX.E.1 on Conflicts of Interest in Certain Transactions Attachment to Decision of the Chairman of Bapepam-LK No. Kep.84/PM/1996 dated 24 January 1996 as lastly amended by Decision of the Chairman of Bepapam-LK No. Kep.32/PM2000 dated 22 August 2000.

Rule XI.B.2	Rule No. XI.B.2 on Shares Buy Back Issued by Issuer or Public Company, Attachment to Decision of the Chairman of Bapepam-LK No. Kep-45/PM/1998 dated 14 August 1998.

Company	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Affiliated Company	A company in which the Company owns 50% or less than 50% of the total capital subscribed in the company.

GMS	General Meeting of Shareholders.

EGM	Extraordinary General Meeting of Shareholders of the Company to be convened on 28 February 2007 or other dates if it is adjourned.

EMSOP Shares	The Company’s shares in a maximum amount of 51,150,750 shares, which form a part of the shares that have been bought back by the Company up to 25 January 2007.

I.	INTRODUCTION

This disclosure of information is made in line with the plan of the Company’s Board of Directors to carry out the EMSOP program for the Entitled Participants (“EMSOP Program”). Shares to be used for this EMSOP program are shares re-purchased by the Company/treasury stock. The Board of Directors provides this disclosure of information to give information to the shareholders in respect of the EGM to be held on 28 February 2007. The EMSOP Program requires approval from the Shareholders and the Independent Shareholders through the Company’s EGM.

The EMSOP Program is a transaction with an element of conflict of interest as defined in Rule IX.E.1.

GENERAL INFORMATION ABOUT THE COMPANY

The Company was established as a limited liability company based on Deed No. 128, dated 24 September 1991, drawn before Imas Fatimah SH, Notary in Jakarta, and published in the State Gazette of the Republic of Indonesia No. 5 dated 17 January 1992, Supplement No. 210. At the time the Company carried out its Initial Public

Offering, the Company’s Articles of Association were entirely amended, which amendment was stated in State Gazette of the Republic of Indonesia No. 7 dated 23 January 1990, Supplement No. 556.

Further, the Company’s Articles of Association were amended several times and the last amendment was published in the State Gazette of the Republic of Indonesia No. 51 dated 27 June 2006, Supplement No. 666.

The Shares of the Company were listed on BEJ, BES and in the form of ADR on NYSE and the London Stock Exchange on 14 November 1995.

Capital Structure

According to the Company’s Register of Shareholders issued by the Securities Administration Bureau PT Datindo Entrycom on 25 January 2007 the composition of the Company’s shareholders is as follows:

Information	Number of	Nominal amount	%
	Shares	(Rp)
Authorized capital	80,000,000,000	20,000,000,000,000

Subscribed and fully paid up capital:

The Government of the Republic of Indonesia
— Series A Dwiwarna Shares	1	250	0.00
— Series B Shares	10,320,470,711	2,580,117,677,750	51.19
JPMCB US Resident (Norbax Inc.)	1,711,917,381	427,979,345,250	8.49
The Bank of New York	1,373,666,756	343,416,689,000	6.81
Directors
Guntur Siregar	19,980	4,995,000	0.00
Garuda Sugardo	16,524	4,131,000	0.00
John Welly	4	1,000	0.00
Abdul Haris	1,000	250,000	0.00
The public with less than 5% ownership	6,632,880,423	1,658,220,105,750	32.96
Sub Total	20,038,972,780	5,009,743,195,000	99.40
Treasury stock	121,026,500	30,256,625,000	0.58
Total Subscribed and Fully Paid-up Capital	20,159,999,280	5,039,999,820,000	100.00
Shares in Portfolio	59,840,000,720	14,960,000,180,000

Supervision and Management

The composition of the Commissioners of the Company is as follows:

Commissioners

President Commissioner	: Tanri Abeng

Independent Commissioner	: Arief Arryman

Independent Commissioner	: P. Sartono

Commissioner	: Anggito Abimanyu

Commissioner	: Gatot Trihargo

The composition of the Board of Directors of the Company is as follows:

Board of Directors

President Director	: Arwin Rasyid

Director (called Chief Operating Officer Or Vice President Director	: Garuda Sugardo

Finance Director	: Rinaldi Firmansyah

Network & Solution Director	: Abdul Harris

Enterprise & Wholesale Director	: Arief Yahya

Human Resources Director	: John Welly

Consumer Director	: Guntur Siregar
Summary of the Company’s Important Financial Data
(in billion of Rp.)

CONSOLIDATED BALANCE SHEET	December 31			Sept 30
	(Audited)			(Unaudited)
	2003	2004	2005	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalent	5,094	4,856	5,375	8,309
Short-term investment	4	20	22	46
Trade account receivable — net	2,833	3,319	3,578	3,732
Other receivables — net	170	56	153	149
Inventories	154	203	220	188
Other current assets	687	750	957	1,823

TOTAL CURRENT ASSETS	8,942	9,204	10,305	14,247

CONSOLIDATED BALANCE SHEET	December 31			Sept 30
	(Audited)			(Unaudited)
	2003	2004	2005	2006
NONCURRENT ASSETS
Long term investments	65	83	101	101
Fixed assets — net	35,080	40,071	46,193	49,020
Other fixed assets	6,196	6,821	5,572	4,983
TOTAL NON-CURRENT ASSETS	41,341	46,975	51,866	54,104

TOTAL ASSETS	50,283	56,179	62,171	68,351

LIABILITIES AND EQUITY CURRENT LIABILITIES
Trade accounts payable	3,767	4,254	5,295	4,657
Tax payable	1,513	1,593	2,470	2,496
Accrued Expenses	1,185	1,051	1,521	2,061
Unearned income	763	1,030	1,593	1,982
Current maturities of long-term liabilities	3,481	3,403	2,401	5,531
Other current liabilities	461	346	233	266
TOTAL LIABILITIES	11,170	11,677	13,513	16,993

NON-CURRENT LIABILITIES

Deferred tax liabilities	3,547	2,928	2,392	2,163
Provision for employment and post-retirement benefit	2,568	4,914	4,904	4,682
Two-step loan — related party	6,859	5,363	4,760	4,177
notes and bonds payable	2,102	2,332	1,457	—
Bank loans	2,116	1,776	1,752	2,670
Business acquisition liabilities	747	3,743	3,128	2,389
Other non current liabilities	153	380	667	573
TOTAL NON CURRENT LIABILITIES	18,092	21,436	19,060	16,654

Minority rights to the subsidiary’s net assets	3,708	4,938	6,305	7,195
Equity	17,313	18,128	23,293	27,509

TOTAL LIABILITIES AND EQUITY	50,283	56,179	62,171	68,351

(in billion of Rp)

CONSOLIDATED STATEMENT OF INCOME	Period
	2003	2004	2005	2006 (9 mo)
	(Audited)	(Audited)	(Audited)	(Unaudited)
OPERATING REVENUES
Fixed Lines	8,897	10,645	10,781	8,073
Cellular	8,459	10,421	14,571	14,899
Interconnection	4,162	6,188	7,742	6,367
Joint Operation Scheme	1,486	657	589	485
Data and Internet	3,109	4,809	6,934	6,369
Network	518	654	587	462
Revenue Sharing Arrangement	258	281	302	306
Other Telecommunications services	227	293	301	239

Total Operating Revenues	27,116	33,948	41,807	37,200

OPERATING EXPENSES
Personnel	4,440	4,910	6,563	4,961
Depreciation	4,780	6,438	8,188	6,633
Operations, maintenance and telecommunication services	3,339	4,530	5,916	5,351
General and Administrative	2,079	2,600	2,844	2,217
Marketing	503	882	1,126	855

Total Operating expenses	15,141	19,360	24,637	20,017

OPERATING INCOME	11,975	14,588	17,170	17,183

OTHER INCOME (CHARGES)
Interest income	366	318	345	448
Interest expenses	(1,383)	(1,270)	(1,177)	(862)
Gain (loss) on foreign exchange—net	126	(1,221)	(517)	677
Equity in net income of associated companies	3	3	11	—
Others—net	364	331	409	118
Other Income (charges)—net	(524)	(1,839)	(929)	381

INCOME BEFORE TAX	11,451	12,749	16,241	17,564

TAX EXPENSE	(3,861)	(4,178)	(5,184)	(5,387)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	7,590	8,571	11,057	12,177
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES, net	(1,503)	(1,956)	(3,064)	(2,955)
NET INCOME	6,087	6,615	7,993	9,222
Net income per share	301.95	328.10	396.51	458.12
Net income per ADS (40 Series B Shares per ADS)	12,077.83	13,124.14	15,860.25	18,324.80

II.	DESCRIPTION OF TRANSACTION
The Company has obtained approval to buy back some of the shares of the Company that were issued and listed on BEJ, BES or listed in the form of ADR in NYSE. The buy back of shares has been and shall be carried out in stages during an 18 (eighteen) months period or during the period of 22 December 2005 until 21 June 2007. The buyback of shares is carried out, based on the decision of the Company’s management, both through BEJ, BES, in the form of ADR on NYSE.
The buyback of shares is carried out under the following terms:
—	The maximum number of Series B shares which can be repurchased, including in the form of ADR is 5% of the shares issued by the Company or 1,007,999,964 Series B shares. However based on the Company’s consideration and growth plan, the Company may and is intending to buyback a smaller number of shares.
—	The period of the buyback is from 22 December 2005 to 21 June 2007.
—	The allocated fund for the buyback of shares is Rp.5,250 billion, originating from allocated profit as at 30 September 2005.
—	The Company appointed PT Danareksa Sekuritas, as a member of BEJ and BES Securities Brokers, which shall execute the buyback of shares through BEJ and BES in line with Bapepam Rule No. XI.B.2, including:
a.	The purchase transactions may not be made at the opening or at the closing of trading or within 30 (thirty) minutes after opening of trading or 30 (thirty) minutes before closing of trading at BEJ and BES.
b.	The repurchase must be done at a lower price from or the same as the previous closing price.
c.	The maximum shares bought back on any day in BEJ and BES is 25% of that daily’s trading volume, except if that limitation would result in the purchase of less than 1 (one) lot/trading unit, in that case the company shall be allowed to purchase be 1 (one) lot/trading unit; and
d.	Insiders of the Company as defined in Law No. 8 of 1995 on Capital Markets are prohibited from engaging in transactions of the shares of the Company on the same day as the buyback transaction is made by the Company.

Insiders means members of the Board of Commissioners, the Board of Directors and employees of the Company, main shareholder of the Company, and any individual whose position or profession or business relation with the Company makes it possible for that person to obtain the Company’s insider information, and parties who ceased being one of the parties mentioned above within the last 6 (six) months.
—	Purchase of shares in the form of ADR on NYSE must be conducted based on US capital market law.
—	Any purchase of share carried out other than on BEJ, BES and NYSE must be carried out based on the law of the jurisdiction concerned.
—	Buyback of shares may only be carried out if it is beneficial to the Company and the shareholders at any time, based on the market condition.
—	The company shall not carry out buyback of shares which may cause a negative material impact to the Company’s liquidity and the capital and/or to the status of the Company as a public company.
As of 25 January 2007, the Company has bought back a total of 121,026,500 (one hundred twenty one million twenty six thousand five hundred) shares of the Company or 12.01% from the total shares planned to be bought back by the Company.
Considering the change of plan of the Company relating to the Shares which have been bought as announced at the same time as the announcement of this information to the Shareholders, and which will be subject to the approval by the EGM, if the Company’s EGM approves this change of plan, in relation to the EMSOP Program, the Company is planning to use the EMSOP Shares, which form a part of the shares that have been bought back by the Company.
Purpose of the EMSOP Program
The purposes of the EMSOP program are as follows:
1.	To motivate the employees and the Board of Directors to achieve the company’s target.
2.	To attract the employees/management who performed well in the Company.

EMSOP Terms:
The Company will grant the Options to the Entitled Participants. The total number of Options to be granted shall be a maximum of 51,150,750.
The persons entitled to participate in the EMSOP Program are the Entitled Participants.
The EMSOP Program will be implemented with the following terms:
1.	The EMSOP program will be implemented by issuing the Options which will be distributed to the Entitled Participants;

2.	Each Option shall give rights to the holder to purchase one EMSOP share after vesting period has lapsed;

3.	The Option can be exercised during the Exercise Period; and

4.	The management of the EMSOP Program is supervised by the Commissioners of the Company, and shall be reported to the Annual General Meeting of Shareholders.
The implementation of the EMSOP Program is deemed as having a conflict of interest as meant in Rule IX.E.1.
Further information on the EMSOP program can be read at Section IV on the EMSOP Program.
III.	REASONS AND BACKGROUND FOR THE TRANSACTION PLAN
The company is aware that the employees are one of the key factors in the realization of the vision and mission of the Company, i.e. “To Become a Leading Infocom Company in the Region” with a mission to manage the business in the best possible way, with the best human resources, competitive technology and synergic business partner, and that each party, the management as well as all levels of employees have an important role in enhancing the performance of the company.

Therefore, the Company proposes to implement the EMSOP Program which will give the opportunity to the management and employees of the Company to own the Company’s shares. This program is also a part of the employees development program and is an incentive given by the Company to all levels of employees. With this Program, it is expected to achieve harmony between the aims the Company would like to achieve and the aims the employees wish to achieve. The Company expects that this step will increase shareholder value.
The reason for EMSOP Program is:
The EMSOP Program is a program with long-term incentive (LTI) for the employees and management by enhancing the performance to be achieved by the Company in the future.
IV.	INFORMATION ON EMSOP PROGRAM
The EMSOP Program is the granting of the Option to the Entitled Participants to purchase the maximum 51,150,750 shares that have been repurchased by the Company and held as treasury stock, within a specific period of time.
a.	The Options

The Company will issue the Options in a maximum amount of 45,991,500 all at once, where each Option will grant its holder the right to purchase 1 (one) EMSOP Share of the Company by paying the Exercise Price. The Commissioners, taking into consideration the Board of Directors’ advice will determine the grant date of the Options at any time after the EGM approves the EMSOP Program.

The remaining Options amounting to 5,159,250 shall be reserved and issued later for new employees/new hires and top performers of the Company who are entitled for the Options. The Company’s Board of Directors has the authority to determine which new employees/new hires will receive the Options and the allocation of the Options.

The total Options issued by the Company will be adjusted if the Company undertakes a corporate action including but not limited to an action that can change the nominal value of the shares, a merger or another form of reorganization or restructurisation of the Company that would affect the capital of the Company.

b.	EMSOP Program Provisions

The Options will be granted to the Entitled Participants and the Options may not be transferred or sold.
The Option granted can be exercised by its holder and will be vested immediately in the following events:
—	Entitled Participant retires in line with the Company’s policy;
—	Entitled Participant, with the approval from the Board of Directors, retires early;
—	Entitled Participant is subject to involuntary termination, including redundancy and retrenchment but excluding dismissal due to misconduct or disciplinary action subject to heavy disciplinary punishment;
—	Entitled Participant dies;
—	Entitled Participant suffers total and permanent disability or ill-health retirement; or
—	There is a change of control in the Company whereby the Government of the Republic of Indonesia no longer controls the Company;
Should events above stated occurred, the Options continue to be exercisable in 5 (five) years as of the date Options are granted.

The Options granted whether vested or unvested will be forfeited, and therefore can not be exercised in the event:
—	Entitled Participant resigns;
—	Entitled Participant is dismissed due to misconduct or disciplinary action subject to heavy disciplinary punishment; or
—	Entitled Participant is declared bankrupt.

c.	The Option Allocation

The estimated Options’ allocation percentage in EMSOP Program can illustrated as follows:

		Options allocation
Level	Number of Personnel	percentage from all
		Options

Management	36	16%

Band I — III	2,466	52%

Band IV — VII	25,158	32%

The Options’ allocation table above is estimation only whereby fixed allocation to the Options which will be distributed to each level will be further determined by the Commissioner of the Company taking into consideration the Board of Directors’ advice.

d.	Exercise Period

The Options granted can be exercised after the vesting period.

Vesting period and it’s implementation:
—	For the Management, Band I, II and III:
—	At the end of year 1: 30% (subject to minimum of 2500 Options);
—	At the end of year 2: 30%;
—	At the end of year 3: 40%
—	For the Entitled Participant in the Band IV, V, VI, and VII: 100% of the Option granted can be exercised at the end of first year.
e.	Validity of Options Granted

The Option will expire after 5 years as from the date the Options are granted.

f.	Exercise Price

The exercised price in the EMSOP Program differs for each level group of Entitled Participants.
—	For Management Level:
The average closing price of share of the Company during the 25 (twenty five) consecutive trading days in the Regular Market prior to the date report to BEJ is made on the exercised plan of EMSOP Program.

—	For level of Band I up to Band III: Exercised price is equal to the exercise price for the Management level less 5% discount.

—	For level of Band IV up to Band VII: Exercise price is equal to the exercise price for the Management level less 10% discount.
The Company is obliged to report to the BEJ with copy Bapepam-LK and BES on its plan to exercise EMSOP program at the latest 5 (five) trading days prior to the date the Options can be exercised, and Exercise Period in EMSOP Program can be done at the most twice a year, in line with BEJ Regulation.

The Entitled Participants shall have no rights as a shareholder of the Company until the Options are exercised and the Entitled Participants are registered as the Company’s shareholders in the register of shares.

To exercise an Option, the Entitled Participants must give a notification to the Company of the number of shares to be purchased in line with the procedures to be stipulated by the Board of Directors of the Company. Payment of the purchase price of such shares must be made in full and in cash in the exercise Period.

The Commissioners of the Company by taking into consideration the Board of Directors’ advice shall issue rules related to the implementation of EMSOP Program from time to time, as it deems appropriate for the proper administration and procedures of EMSOP Program. The management and implementation of the EMSOP program will be supervised by the Board of Commissioners and reported to the Annual GMS of the Company.
V.	PARTIES WITH CONFLICTS OF INTEREST
The implementation of the EMSOP Program is deemed to be a transaction with Conflicts of Interest as meant in Rule IX.E.1, because:
a.	The shares to be used for the EMSOP program are shares bought back by the Company (treasury stock), whereby the Board of Directors of the Company is the party who implements the buying back of the Company’s shares, because it fixes the price, number and time of purchase of the shares.

b.	The members of the Company’s Board of Directors are among the parties who will receive the Options.

c.	Employees are affiliated parties of the Company, who will receive the Options.

d.	The members of the Company’s Board of Directors and Employees that own shares of the Company are parties who will also receive the Options.
VI.	OPINION OF THE INDEPENDENT PARTY
In relation to the EMSOP Program and its implementation, the Company appoints the following independent adviser:
Hadiputranto, Hadinoto & Partners, as independent legal consultant providing a legal opinion on the plan of the implementation of the EMSOP Program based on prevailing statutory regulations within the Republic of Indonesia.
The above-mentioned Independent party states that it has no affiliate relationship, as defined in the Capital Market Law, either directly and/or indirectly with the Company or the Company’s Board of Directors.

Opinion of Legal Consultant
Hadiputranto, Hadinoto & Partners by its letter No. 31650-v3 dated 29 January 2007 states that:
1.	the shares that have been repurchased by the Company may be sold to the Board of Directors or employees through EMSOP based on Point 6 Rule XI.B.2. To implement EMSOP Program using shares that have been repurchased, the Company must amend the information to the shareholders regarding the Company’s plan for the shares bought back, which requires approval from the GMS of the Company.
2.	the implementation of EMSOP Program using shares that were bought back is a transaction with a conflict of interest as meant in Rule IX.E.1 and Point 6 Rule XI.B.2 considering that the parties that will receive the Options based on EMSOP Program are the Entitled Participants, therefore EMSOP Program may only be implemented by the Company if the Company has conduct disclosure information to the Shareholders and the Company must obtain approval from the Independent Shareholders in GMS for that purpose.
VII.	EMSOP PROGRAM IMPACT ON THE FINANCIAL STATEMENTS OF THE COMPANY
The issuance a maximum of 51,150,750 Options which can be used to buy 51,150,750 shares will have an impact on personnel expenses at the grant date. The additional personnel expenses will be counted as equal to Options fair value based on Black Scholes method. In calculating using that method, assumptions used are as follows:

Risk free interest rate	9.75%

Vesting period for Directors and Band Level I to III are from 1 to 3 years, whilst vesting period for other employees is 1 year.

Expected volatility of the share price	6.2%

Expected dividend yield per share	Rp.276.08
Based on the Black Scholes method and the assumptions above, the granting of compensation in the form of EMSOP will cause additional personnel expenses in the amount of Rp.86 billion .

VIII.	STATEMENT OF THE COMPANY’S BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS
The Board of Directors and the Board of Commissioners hereby states that all important and material information which relate to the EMSOP Program has been disclosed and after careful examination confirm that to the best of their knowledge and belief there is no material information that has not been disclosed that could cause the information presented herein to the Shareholders to be incorrect or misleading.
IX.	EXTRAORDINARY MEETING OF SHAREHOLDERS
The EGM agenda which is linked with EMSOP Program is “Approval on EMSOP Program”. Below are matters which relate to the EGM to approve EMSOP Program:
1.	Requirement to Convene the EGM in relation with EMSOP Program

With due observance of the provisions stipulated in Rule IX.E.1 and the Articles of Association of the Company, the EGM which will be held on Wednesday, 28 February 2007 in which one of the agendas is as stated above, must comply with the following requirements:
a.	According to Rule IX.E.1 and the Articles of Association of the Company, the EMSOP Program can only be implemented after approval is obtained from an EGM which is attended by Independent Shareholders representing more than 50% of the total shares owned by the Independent Shareholders, and the EMSOP Program is approved by more than 50% of Independent Shareholders representing more than 50% of the total shares in the Company owned by the Independent Shareholders.

b.	If the quorum of the Independent Shareholders at the first EGM is not reached, a second EGM may be held, which must be attended by Independent Shareholders representing more than 50% of the share owned by the Independent Shareholders and the resolution must be approved by

Independent Shareholders representing more than 50% of the shares owned by the Independent Shareholders or their proxies who are present at the meeting.

c.	If the quorum of the Independent Shareholders at the second EGM is not reached, a third EGM may be held, with the approval from Bapepam-LK relating to quorum, and the resolution on the EMSOP Program must be approved by more than 50% of the total votes of Independent Shareholders representing more than 50% of the total shares in the Company owned by the Independent Shareholders or their proxies who are present at the meeting.

d.	If the Independent Shareholders do not approve the EMSOP Program proposed by the Board of Directors of the Company, the EMSOP Program cannot be resubmitted within 12 months after the date of the EGM rejecting the matter.
2.	Statement of the Independent Shareholders

Based on Rule IX.E.1, before the EGM, the Company will provide statement forms to be duly stamped and signed by the Independent Shareholders or their proxies containing the statement that:
a.	the person concerned is really an Independent Shareholder; and

b.	if in the future it is proven that the statement is not correct, the person concerned can be liable to sanction stipulated in the provisions of the prevailing statutory regulations.
3.	Important Dates

The significant dates which need to be observed in relation to the holding of the EGM are as stated in the following schedule:

Events	Dates

Announcement of brief information on EMSOP Program in newspapers	30 January 2007
Date of Register of Shareholders	12 February 2007

Events	Dates

Notice of EGM in newspapers	13 February 2007
Dispatch of Information to the Shareholders EGM	13 February 2007
EGM	28 February 2007
Report to Bapepam-LK on the result of the EGM	2 March 2007
Announcement of the result of the EGM in newspapers	2 March 2007

4.	Place and attendance at the EGM

The EGM will be held at 14.00 Western Indonesia Time at Grha Citra Caraka, Jl Gatot Subroto Jakarta. The Shareholders who are unable to attend the EGM may grant power of attorney to other parties with due observance of the following provisions:
a.	The Shareholders must complete the Power of Attorney form which can be obtained from the Securities Administration Bureau appointed by the Company, i.e. PT Datindo Entrycom, Puri Datindo — Wisma Sudirman Jl. Jenderal Sudirman Kav. 34 Jakarta 10220 phone 021-5709009 fax 021-5709026.

b.	Members of the Board of Directors and Commissioners and employees of the Company are allowed to act as proxies of a Shareholder at the EGM, but their votes as proxy shall not be counted in the voting.

c.	The original Power of Attorney form fully completed must be delivered by the Shareholder to the Securities Administration Bureau appointed by the Company before the date of the EGM. In the event of failure to submit it to the Company’s Securities Administration Bureau, the original Power of Attorney must be shown to the official of PT Datindo Entrycom before the EGM starts.

X.	ADDITIONAL INFORMATION
Should the Shareholders require further information with respect to the EMSOP Program, please contact the Company at the following address
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.
Investor Relations/ Corporate Secretary,
Grha Citra Caraka Lt, 5,
Jl. Gatot Subroto No. 52 Jakarta 12710
Phone: (021) 521 5109, Fax: (021) 522 0500
E-mail: investor@telkom.co.id
www.telkom-indonesia.com

AMENDMENT OF
INFORMATION TO THE SHAREHOLDERS
in line with the plan for shares buy back
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.
PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNKASI INDONESIA Tbk.
(the “Company”)
Referring to the advertisement on information to the Shareholders in line with the shares buy back plan published in the daily newspapers Bisnis Indonesia and The Jakarta Post on 22 November 2005, which plan obtained approval based on a resolution of the Extraordinary General Meeting of Shareholders of the Company on 21 December 2005, the Company is planning to change the plan of the Company on the shares bought back in the buyback of shares, from previously:
THE COMPANY’S PLAN ON THE SHARES BOUGHT BACK
“The company intends to keep the shares bought back in the Transaction (“Treasury Stock”). However, the Company may resell the Treasury Stock if the price of the shares increases and the Company will earn gains from the proceeds of the resale. The resale will be carried out on or outside the Stock Exchange with due consideration of Bapepam Rule No. XI.B.2”.
To become:
THE COMPANY’S PLAN ON THE SHARES BOUGHT BACK
The Company intends to use part of the shares bought back in the Transaction (“Treasury Stock”) or a maximum of 51,150,750 shares to be resold through the Employee and Management Stock Option Plan (EMSOP) program to employees who are a permanent employees of the Company with years of service of at least 1 (one) year whether seconded or work in other entities or government agencies, member of the Board of Directors of the

Company as well as the members of the Board of Directors of Subsidiaries and member of the Board of Directors of Affiliated Companies, who are nominated by the Company and who are in office at the time this EMSOP program is implemented. The EMSOP will be carried out taking into consideration the terms and conditions of prevailing statutory regulations, in particular regulations in the Capital Markets, including Bapepam-LK Rule No. IX.E.1 on Conflicts of Interest in Certain Transactions. For the remaining shares, the Company can sell the Treasury Stock if the price of the shares increases. The resale will be carried out on or outside the Stock Exchange with due observance of Bapepam-LK Rule No. XI.B.2. In addition, the Company may, in the future use the remainder of the Treasury Stock for the EMSOP program, with prior approval from the General Meeting of Shareholders of the Company.
Further information on the EMSOP program can be read in the disclosure of information announced together with this announcement.
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
The change of the plan to use the Treasury Stock will require approval from the General Meeting of Shareholders. In line with it, the Company will hold an Extraordinary General Meeting of Shareholders (“EGM”) on 28 February 2007. The approval of the EGM of the amendment of the use of the Treasury Stock is a pre requisite condition of the EMSOP program. The EGM may be convened if attended by shareholders representing at least 2/3 of the total shares with lawful voting rights issued by the Company and approved by at least 2/3 of the total votes lawfully cast at the meeting.
Important dates related to the EGM can be read in the disclosure of information distributed to the shareholders, announced together with this announcement.
This information to the shareholders replaces the Amendment of Information to the Shareholders published in daily newspapers Bisnis Indonesia, Investor Daily and The Jakarta Post on 28 December 2006.
Shareholders requiring additional information related to the change of information to the shareholders may contact:

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.
Investor Relations/Corporate Secretary
Grha Citra Caraka Level 5
Jl. Gatot Subroto No. 52 Jakarta 12710
Telephone : (021) 521 5109, Facsimile: (021) 522 0500
e-mail: investor@telkom.co.id
www.telkom.indonesia.com
This information is provided to be known by the public.
Bandung, 30 January 2007
Company’s Board of Directors